

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

VIA U.S. MAIL

Kenneth L. Shartz
Chief Executive Officer
Bella Petrella's Holdings, Inc.
5206 East Long Boat Boulevard
Tampa, Florida 33615

> Re:  **Bella Petrella's Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 1, 2010**
> **File No. 333-169145**

Dear Mr. Shartz:

We have reviewed your letter dated October 29, 2010 and the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.      We remind you of comments 1 and 2 in our letter dated September 29, 2010.

Prospectus Cover Page

2.      We note your response to comment 6 in our letter dated September 29, 2010, and reissue such comment. In that regard, your revised disclosure indicates that the selling

stockholders "are expected to sell" at the stated price range, rather than definitively asserting the price range at which the selling stockholders will initially sell. Please revise your disclosure accordingly.

3.      In addition, we note your disclosure on your prospectus cover page that selling stockholders have informed you that they plan to sell their shares into the public market from time to time at prevailing market prices in the event a public market develops. Please clarify such disclosure so that it is consistent with your disclosure in connection with comment 2 above. This comment also applies to your disclosure at page 23.

Our Corporate History and Organization, page 4

4.      Please disclose your basis for considering one of your founders to be John V. Whitman, "on behalf of" JVW Entertainment, Inc. In this regard, we note that JVW purchased your shares from Mr. Petrella, Jr. in March of 2010 in a change of control transaction and that you were incorporated in July of 2009.

Risk Factors, page 4

5.      We note your response to comment 15 in our letter dated September 29, 2010, and reissue such comment. In that regard, the clause "notwithstanding our favorable experience with this customer…" under the subcaption "Our receivables are due primarily…" at page 5 appears to be mitigating language. Please revise.

Risks Related to Our Corporation, page 5

We expect sales of our products and our success…, page 8

Management's Plan of Operations, page 11

6.      We note your disclosure that you have "had discussions with Publix, Kroger, and several other large chains." Please revise your disclosure to describe the nature and status of these discussions.

Management's Discussion and Analysis…, page 11

Liquidity, page 12

7.      With a view toward disclosure, please tell us the status of your investment agreement with Kodiak Capital. In that regard, we note that you have removed the references from your liquidity discussion regarding the commitment by Kodiak, but that such commitment is described in the notes to your financial statements.

Results of Operations, page 11

8.      We note from your response to prior comment number 19 that at the time of the change of control on March 19, 2010, JVW Entertainment obtained 78.3% of the outstanding shares of Bella Petrella.  We also note from your disclosure on page F-6 that you have applied SAB Topic 5-J to this transaction as JVW acquired a controlling interest in Bella Petrella on March 19, 2010.  In addition, we note your disclosure on page F-21 that you issued additional shares because JVW "should have obtained an ~80% ownership of the Company," which seems to imply that the issuance of such shares were not contemplated in the original purchase agreement.  In addition, it does not appear additional consideration was transferred for the 2,300,000 shares issued during the three months ended August 31, 2010.  Please tell us in detail how you have considered the guidance in ASC 805-50-S99-2 with respect to this transaction.

Our Business, page 14

Production of Our Products, page 15

9.      We note your disclosure at page 8 that you do not have a contract with your co-packer. However, this does not appear to be consistent with your statement at page 15 that you "contract" with Stello Foods, Inc.  Please revise.

Our Management, page 17

10.     We note your response to comment 26 in our letter dated September 29, 2010, and your response that neither Mr. Petrella III nor Mr. Shartz earned a college degree.  However, we do not agree with your response that this fact is apparent from the disclosure in the registration statement.  If you retain your references to the attendance of Messrs. Petrella and Shartz at the referenced universities, please clarify that they did not attain degrees from such schools.

Selling Stockholders, page 21

11.     We note the footnote reference to the table relating to your non-affiliate selling shareholders marked by an asterisk.  Please revise your disclosure to clarify what is meant by "one-half of total shares purchased from each of the noted sellers."

How the Selling Stockholders Plan to Distribute Their Stock, page 23

12.     We note your disclosure that you "are paying for the costs of the registration statement." Please disclose the circumstances around which you are registering the resale of the shares covered by your registration statement.

Financial Statements, page F-1

Note (2) Basis of Presentation and Going Concern, page F-6

13.     We note your responses to prior comment 21 and 39.  Notwithstanding your response to the preceding comment regarding your analysis of ASC 805-50-S99-2, please revise your disclosure to provide a tabular presentation of the purchase price allocation you performed in conjunction with the application of push down accounting.  See ASC 805-20-50-1 for guidance.

Recent Sales of Unregistered Securities, page II-2

14.     We note your disclosure relating to the sales by you to JVW Entertainment, Inc., Joseph M. Petrella, Jr., Joseph M. Petrella, III, and Kenneth L. Shartz.  Please provide all of the information required by Item 701 of Regulation S-K in respect of each sale by you to such parties.

Exhibit 5.1

15.     We note that the legality opinion you filed is not dated.  Please obtain and file a dated legality opinion.

16.     Please ensure that the new legality opinion opines to the correct number of shares covered by your registration statement.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Kenneth L. Shartz
Bella Petrella's Holdings, Inc.
November 23, 2010
Page 5

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc      Jackson L. Morris, Esq.
        (800) 310-1695 (fax)